July 26, 2022

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joshua Gorsky and Laura Crotty

Re:	MoonLake Immunotherapeutics

Amendment No. 4 to Registration Statement on Form S-1

Filed July 15, 2022

File No. 333-262643

Ladies and Gentlemen:

On behalf of MoonLake Immunotherapeutics (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) Division of Corporation Finance (the “Staff”) contained in your letter, dated July 21, 2022 (the “Comment Letter”), regarding the above-referenced Amendment No. 4 to Registration Statement on Form S-1, filed on July 15, 2022. The Staff’s comments are set forth below, followed by the Company’s response. For ease of reference, the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter. The response of the Company is set forth in ordinary type beneath the Staff’s comment, which is set out in bold type. The page references in our response correspond to the page numbers of the Amendment No. 5 to Registration Statement on Form S-1 (the “Registration Statement”), which is being filed today.

Amendment No. 4 to Registration Statement on Form S-1

Cover Page

1.	We note your response to prior comment 1 and your revised disclosure on the cover page. We reissue our comment in full. Please revise your cover page to disclose the price that each of the Selling Shareholders paid for the Class A Ordinary Shares.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised such disclosure on the cover page of Amendment No. 5 as requested.

Risk Factors

Future resales, or the perception of future resales, of Class A Ordinary Shares, including the Registrable Shares offered for resale..., page 35

2.	We note your response to prior comment 4 and your revised disclosure on page 35 regarding the total number of Class A Ordinary Shares that are being offered as well as the fact that the total number of shares being offered in this transaction represent 92.38% of the total outstanding Class A Ordinary Shares and outstanding Class C Ordinary Shares on an as-converted, fully diluted basis. We reissue our comment in part. Please revise your disclosure to note the purchase price of the shares being registered for resale. Additionally, to the extent applicable, please disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell their shares because they will still profit on such sales due to the fact that they purchased their shares at a lower price than public investors.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the risk factors on pages 37 and 38 of Amendment No. 5 as requested. The Company notes that as disclosed on the cover page and pages v, 7, 54 and 123, the PIPE Investors, the BVF Shareholders and the Sponsor and its permitted transferees (for the private placement shares), paid $10.00 per share, which is higher than the current trading price of the Company’s Class A Ordinary Shares.

General

3.	We note your response to prior comment 7 and your revised disclosure throughout the registration statement noting that the Selling Shareholders “may earn a positive rate of return by selling” their Class A Ordinary Shares. We reissue our comment in full. Please revise to disclose the price that each Selling Shareholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices at which each of the Selling Shareholders acquired their shares, and the price at which the public shareholders acquired their shares. Disclose that the public shareholders may not experience a similar rate of return on the securities as the Selling Shareholders due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the Selling Shareholders will earn based on the current trading price, if any. Lastly, please include appropriate risk factor disclosure on these points.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page (as per comment 1 above) and throughout the prospectus, including in the new section titled “Information Related to Offered Shares” beginning on page 7 of Amendment No. 5 and in the appropriate risk factor disclosure on pages 37 and 38 as requested.

If you have any questions regarding the Registration Statement or the responses set forth above, please do not hesitate to call me at (415) 393-4631.

Sincerely,

/s/ Branden C. Berns
Branden C. Berns

cc:	Jorge Santos da Silva, Ph.D., Chief Executive Officer, MoonLake Immunotherapeutics

Branden C. Berns, Gibson, Dunn & Crutcher LLP